UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Engility Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29286C 107
(CUSIP Number)

Thomas J. Murphy
c/o General Atlantic Service Company, L.P.
55 East 52nd Street,
32nd Floor
New York, NY 10055
(212) 715-4000

September 9, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29286C 107	SCHEDULE 13D	Page 2 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,920,892
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,920,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,920,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29286C 107	SCHEDULE 13D	Page 3 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,920,892
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,920,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,920,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29286C 107	SCHEDULE 13D	Page 4 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 85, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,920,892
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,920,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,920,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29286C 107	SCHEDULE 13D	Page 5 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,920,892
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,920,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,920,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29286C 107	SCHEDULE 13D	Page 6 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,920,892
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,920,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,920,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29286C 107	SCHEDULE 13D	Page 7 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,920,892
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,920,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,920,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29286C 107	SCHEDULE 13D	Page 8 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,920,892
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,920,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,920,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29286C 107	SCHEDULE 13D	Page 9 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,920,892
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,920,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,920,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29286C 107	SCHEDULE 13D	Page 10 of 17

Item 1.  Security and Issuer.

This Amendment No. 2 supplements and amends the Schedule 13D filed on March 5, 2015, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2018 (as so amended, the “Schedule 13D”) by the Reporting Persons, relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Engility Holdings, Inc., a Delaware corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Statement.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.
Item 2.  Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are:

(i)	General Atlantic LLC, a Delaware limited liability company (“GA LLC”);

(ii)	General Atlantic GenPar, L.P., a Delaware limited partnership (“GenPar”);

(iii)	General Atlantic Partners 85, L.P., a Delaware limited partnership (“GAP 85”);

(iv)	GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”);

(v)	GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”);

(vi)	GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”);

(vii)	GAPCO GmbH & Co KG, a German limited partnership (“KG”); and

(viii)	GAPCO Management GmbH, a German corporation (“GmbH Management”)

We refer to GA LLC, GenPar, GAP 85, GAPCO III, GAPCO IV, GAPCO CDA, KG and GmbH Management, collectively, as the “Reporting Persons.”  We refer to GAP 85, GAPCO III, GAPCO IV, GAPCO CDA and KG as the “GA Funds.”

CUSIP No. 29286C 107	SCHEDULE 13D	Page 11 of 17

Each of the Reporting Persons, other than KG and GmbH Management, are located at:

c/o General Atlantic Service Company, L.P.
55 East 52nd Street, 32nd Floor
New York, NY 10055

KG and GmbH Management are located at:

c/o General Atlantic GmbH
Maximilianstrasse 35b
80539 Munich
Germany

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

Birch Partners, LP (“Birch Partners”) directly owns all of the shares of Common Stock reported in this Statement.  Birch GP, LLC is the general partner of Birch Partners. The members of Birch GP, LLC are GAP 85 and KKR 2006 Fund L.P.  Each of GAP 85, GAPCO III, GAPCO IV, GAPCO CDA and KG, along with certain other investors, are limited partners of Birch Partners.  The general partner of GenPar is GA LLC.  GA LLC is the managing member of GAPCO III and GAPCO IV and the general partner of GAPCO CDA.  There are 27 managing directors of GA LLC (the “GA Managing Directors”).  The general partner of KG is GmbH Management, and the GA Managing Directors control the investment and voting decisions for GmbH Management.  The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.  The present principal occupation or employment of each of the GA Managing Directors is as a managing director of GA LLC.

None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.
Item 3.  Source and Amount of Funds or Other Consideration.

Unchanged.

Item 4.  Purpose of Transaction.

Unchanged.

CUSIP No. 29286C 107	SCHEDULE 13D	Page 12 of 17

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           As of the date hereof, Birch Partners owns of record 17,920,892 shares of Common Stock. Such 17,920,892 shares of Common Stock  represent 48.5% of the outstanding Common Stock (based on a total of 36,968,909 shares of Common Stock outstanding as of the close of business on September 5, 2018, as disclosed in the Merger Agreement (as defined below) attached as an exhibit to the Current Report on Form 8-K filed by the Issuer on September 10, 2018). Each of the Reporting Persons owns of record no shares of the Common Stock.  The Reporting Persons have a pecuniary interest in an aggregate of 8,960,446 shares of Common Stock held by Birch Partners.

By virtue of the fact that (i) GAP 85 is a member of Birch GP LLC and each of the GA Funds are each limited partners of Birch Partners, (ii) GenPar is the general partner of GAP 85, (iii) GA LLC is the general partner of GenPar and GAPCO CDA and the managing member of GAPCO III and GAPCO IV, (iv) GmbH Management is the general partner of KG, and (v) the GA Managing Directors may be deemed to share voting and dispositive power with respect to shares and interests held by the GA Funds, and voting and disposition decisions with respect to interests held by the GA Funds are made by a portfolio committee of GA LLC comprising certain of the GA Managing Directors and officers of GA LLC, the Reporting Persons may be deemed to beneficially own, in the aggregate, 17,920,892 shares of the Common Stock, representing approximately 48.5% of the issued and outstanding Common Stock (and a pecuniary interest in an aggregate of 8,960,446 shares of Common Stock).

Birch GP, LLC is owned by GAP 85 and KKR 2006 Fund, L.P.  The Reporting Persons, Birch Partners, Birch GP, LLC KKR 2006 Fund, L.P. and certain of its affiliates may each be deemed to be a member of a group exercising voting and investment control over the shares of Common Stock held by Birch Partners.  However, each such person disclaims membership in any such group.  Birch Partners. Birch GP, LLC and KKR 2006 Fund, L.P. and its affiliates have separately made Schedule 13D filings reporting their beneficial interest in the shares of Common Stock held by Birch Partners.

(b)           Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 17,920,892 shares of Common Stock that may be deemed to be owned beneficially by each of them.

(c)            None of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)            To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by any member of the group.

(e)           Not applicable.

CUSIP No. 29286C 107	SCHEDULE 13D	Page 13 of 17

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 of the Schedule 13D is supplemented by the following:

Voting Agreement

On September 9, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Science Applications International Corporation (“SAIC”) and Raptors Merger Sub, Inc., a direct wholly owned subsidiary of SAIC (“Merger Sub”) pursuant to which, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger.

On the same date, as an inducement for SAIC to enter into the Merger Agreement, Birch Partners entered into a Voting Agreement (the “Voting Agreement”) with SAIC, the Issuer, and, for certain limited purposes therein, KKR 2006 Fund, L.P. and certain of its affiliates (“KKR”) and GAP 85 and certain of if its affiliates (“GA”).

Subject to the terms and conditions therein, Birch Partners has agreed, among other things, to vote the 17,920,892 shares of Common Stock it owns (together with any additional shares of Common Stock acquired by Birch Partners after September 9, 2018, the “Covered Shares”) in favor of the adoption of the Merger Agreement to the fullest extent Birch Partners is permitted to do so under the existing Stockholders Agreement, as amended by the Stockholders Agreement Amendment (collectively, the “Amended Stockholders Agreement”).  Pursuant to the Amended Stockholders Agreement, Birch Partners is entitled to vote 30% of the total outstanding shares of Common Stock in favor of the adoption of the Merger Agreement.  In addition, under the Amended Stockholders Agreement, Birch Partners must vote its shares of Common Stock in excess of 30% of the total outstanding shares of Common Stock in the same manner as, and in the same proportion to, all shares of Common Stock voted by holders of Common Stock (excluding the votes of Birch Partners that represent up to 30% of all issued and outstanding shares of Common Stock).  Pursuant to the terms of the Voting Agreement, Birch Partners also agreed to provide an irrevocable proxy to SAIC to vote the Covered Shares in accordance with the Voting Agreement, and agreed, except for certain limited purposes described in the Voting Agreement, not to transfer any of the Covered Shares during the term of the Voting Agreement.  The Voting Agreement also provides that, until the Voting Agreement is terminated in accordance with its terms, Birch Partners, KKR and GA must not make or propose to the Issuer or any of its stockholders certain alternative acquisition proposals.

The Voting Agreement terminates upon the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) if the Issuer board of directors changes its recommendation to its stockholders to vote in favor of the Merger and (iv) if the Merger Agreement is amended without the prior written consent of Birch Partners which amendment either reduces the amount or changes the form of the merger consideration to be received by the Issuer stockholders or otherwise materially adversely affects Birch Partners.

The foregoing description of the terms of the Voting Agreement is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.

CUSIP No. 29286C 107	SCHEDULE 13D	Page 14 of 17

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1:	Voting Agreement, dated as of September 9, 2018, among Science Applications International Corporation, Engility Holdings, Inc., Birch Partners LP, and for the limited purposes set forth therein, KKR 2006 Fund L.P. and certain of its affiliates and General Atlantic Partners 85, L.P. and certain of its affiliates (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 10, 2018).

CUSIP No. 29286C 107	SCHEDULE 13D	Page 15 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 11, 2018.

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 29286C 107	SCHEDULE 13D	Page 16 of 17

GENERAL ATLANTIC PARTNERS 85, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 29286C 107	SCHEDULE 13D	Page 16 of 17

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

SCHEDULE A

GA Managing Directors (as of the date hereof)

Name	Business Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
J. Frank Brown (Chief Operating Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Thomas J. Murphy (Chief Financial Officer)	600 Steamboat Road Greenwich, Connecticut 06830	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Alex Crisses	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Steven A. Denning (Chairman)	600 Steamboat Road Greenwich, Connecticut 06830	United States
Michelle Dipp	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Mark F. Dzialga	600 Steamboat Road Greenwich, Connecticut 06830	United States
Martin Escobari	55 East 52nd Street 32nd Floor New York, New York 10055	Bolivia and Brazil
Pamela Fang	Suite 1704, 17/F Alexandra House 18 Chater Road Central, Hong Kong China	United States
Wai Hoong Fock	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Singapore

Name	Business Address	Citizenship
Aaron Goldman	23 Savile Row London W1S 2ET United Kingdom	United States
David C. Hodgson (Vice Chairman)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
René M. Kern	55 East 52nd Street 32nd Floor New York, New York 10055	United States and Germany
Jonathan C. Korngold	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Anton J. Levy	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Sandeep Naik	Level 19, Birla Aurora Dr. Annie Besant Road Worli, Mumbai 400 030 India	United States
Joern Nikolay	Maximilianstrasse 35b 80539 Munich Germany	Germany

Name	Business Address	Citizenship
Andrew C. Pearson	600 Steamboat Road Greenwich, Connecticut 06830	United States
Shantanu Rastogi	Level 19, Birla Aurora Dr. Annie Besant Road Worli Mumbai 400 030 India	India
David A. Rosenstein	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Paul Stamas	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Tanzeen Syed	55 East 52nd Street 32nd Floor New York, New York 10055	United States and Bangladesh
Graves Tompkins	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Robbert Vorhoff	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Chi Eric Zhang	Unit 2707 Tower S2 Bund Finance Centre No. 600 Zhongshan Dong Er Road Huangpu District Shanghai, 200010 China	Hong Kong SAR